UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               The Brink's Company
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    109696104
          ------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2006
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      109696104            SCHEDULE 13D           PAGE 2 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                        (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                        -0-
                           -----------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                            4,118,330
  OWNED BY                 -----------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                             -0-
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                        4,118,330
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,118,330
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                        [_]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       109696104           SCHEDULE 13D           PAGE 3 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                        (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                        -0-
                           -----------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                            4,118,330
  OWNED BY                 -----------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                             -0-
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                        4,118,330
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,118,330
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                        [_]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      109696104            SCHEDULE 13D           PAGE 4 OF 7 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on January 17, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of The Brink's Company (the "Issuer"), as amended by Amendment No. 1 on August 9, 2006, is hereby amended by this Amendment No. 2 to the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $175,855,680 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On November 21, 2006, Pirate Capital sent a letter to the board of directors of the Issuer (the "Letter"), among other things, encouraging the board to (i) take immediate steps to unlock long-term shareholder value by retaining an investment bank to explore the sale of the Company and initiate a large Dutch tender offer for the Shares, and (ii) immediately appoint Thomas R. Hudson Jr. to the board. A copy of the Letter is attached hereto as Exhibit C and incorporated herein by reference. On November 21, 2006, Jolly Roger Fund LP (the "Fund") notified the Issuer of its intent to make the following proposal at the Issuer's 2007 annual meeting of shareholders:

RESOLVED, that the shareholders of The Brink's Company recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of the Company or a "Dutch" tender offer for the Company's common stock.

A copy of such notice is attached hereto as Exhibit D and incorporated herein by reference. The Reporting Persons intend to solicit proxies on behalf of the Fund's proposal. On November 21, 2006, the Fund also demanded the opportunity to examine and copy certain books, records and documents of the Issuer pursuant to Virginia law. A copy of such demand is attached hereto as Exhibit E and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 4,118,330 Shares, constituting approximately 8.5% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 48,505,239 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 412,382 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,705,948 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,118,330 Shares.

------------------------------                             ---------------------
CUSIP NO.      109696104            SCHEDULE 13D           PAGE 5 OF 7 PAGES
------------------------------                             ---------------------

      (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days. All of the Shares were purchased or sold in open market transactions.

Jolly Roger Fund LP

Trade Date                 Shares Purchased (Sold)           Price per Share ($)
----------                 ----------------                  -------------------
 9/27/2006                           (7,300)                           55.73


Jolly Roger Activist Portfolio Company LTD

Trade Date                 Shares Purchased (Sold)           Price per Share ($)
----------                 ----------------                  -------------------
 10/31/2006                           7,600                            52.45
 11/01/2006                          54,300                            52.96
 11/02/2006                          17,400                            52.61
 11/03/2006                             700                            52.25
 11/06/2006                          23,836                            52.60
 11/08/2006                          50,000                            53.31
 11/09/2006                          10,000                            53.45

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006

Exhibit D - Shareholder notification letter, dated November 21, 2006

Exhibit E - Demand letter, dated November 21, 2006

------------------------------                             ---------------------
CUSIP NO.      109696104            SCHEDULE 13D           PAGE 6 OF 7 PAGES
------------------------------                             ---------------------

                  SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006


                              PIRATE CAPITAL LLC


                              By: /s/ Thomas R. Hudson Jr.
                                  ------------------------
                                  Name: Thomas R. Hudson Jr.
                                  Title: Managing Manager

                              /s/ Thomas R. Hudson Jr.
                              ------------------------
                              Thomas R. Hudson Jr.

------------------------------                             ---------------------
CUSIP NO.      109696104            SCHEDULE 13D           PAGE 7 OF 7 PAGES
------------------------------                             ---------------------


                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006

Exhibit D - Shareholder notification letter, dated November 21, 2006

Exhibit E - Demand letter, dated November 21, 2006

                                    EXHIBIT C


November 21, 2006

VIA FACSIMILE (804.289.5760) & OVERNIGHT COURIER

Board of Directors
C/o Mr. Michael T. Dan
Chairman, President and Chief Executive Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia  23226-8100


Dear Members of the Board:

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, is the beneficial owner of approximately 4.1 million shares of the common stock of The Brink's Company ("BCO" or the "Company"). As a long-term investor and as one of the largest shareholders, we have urged BCO to maximize shareholder value by retaining an investment bank to explore the sale of the Company. This request has not been met and instead, based on management's posturing on the most recent investor call, BCO appears to be pursuing an acquisition. We are concerned that shareholder propositions are falling upon deaf ears.

Despite BCO's two premier security businesses, the Company has yet to be awarded a deserving multiple. While we applaud the Board's successful strategic initiatives, we believe that BCO remains an undervalued and underleveraged company. We have urged BCO to engage an investment bank to explore the sale of the Company, and we further call on the Company to immediately pursue a substantial second Dutch tender offer for its stock. If the Board agrees that BCO shares are undervalued then it is an opportune time to initiate a Dutch tender. If the shares continue to trade at an unwarranted discount, we believe substantial value will be realized through competitive bidding and the sale process. We are confident that our proposals will unlock significant shareholder value as evidenced by the success of the sale of BAX Global and the first Dutch tender offer. Unfortunately, we have seen no progress towards the fulfillment of these shareholder initiatives.

As one of the largest shareholders, we believe it is in the best interest of all investors to have a significant shareholder presence on the Board in order to ensure that shareholder objectives are properly deliberated. Accordingly, Pirate Capital hereby requests that I be appointed to the Board immediately. We note that the current Board and executive officers as a group beneficially owns only approximately 2.1% of the BCO shares. Pirate Capital beneficially owns approximately 8.5% of the BCO shares, or over four times as much as the combined amount owned by the Board and executive officers. We believe that a Board seat designated to Pirate Capital will substantially enhance the quality of the Board by providing considerable shareholder interest at the Board level.

If the Company neglects to grant me a Board seat, I intend to run for election at the upcoming annual meeting. Pirate Capital also intends to submit a formal shareholder proposal, requesting that BCO retain an investment bank to explore strategic alternatives, including the sale of the Company and a large Dutch tender offer for the Company's stock. We have had meaningful conversations with investment bankers and are highly confident that a number of financial and strategic buyers would be interested in acquiring the Company at a considerable premium to the current stock price. We look forward to working with the Board to unlock significant shareholder value.


                                        Sincerely,


                                        /s/ Thomas R. Hudson Jr.
                                        Thomas R. Hudson Jr.
                                        Manager

                                    EXHIBIT D

                               JOLLY ROGER FUND LP
                             200 Connecticut Avenue
                                    4th Floor
                                Norwalk, CT 06854



November 21, 2006

VIA FACSIMILE (804.289.5760) & OVERNIGHT COURIER


The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226-8100
Attn: Corporate Secretary

RE: Shareholder Notice of Intent to Move Certain Business at the 2007 Annual Meeting

Ladies and Gentlemen:

      In accordance with Article IV, Section 12 of the Bylaws (the "Bylaws") of The Brink's Company (the "Company") and the proxy statement of the Company released to shareholders on or about March 24, 2006, Jolly Roger Fund LP, a Delaware limited partnership (the "Fund"), hereby submits this written notice (this "Notice") to the Company of its desire to have the shareholder proposal (the "Proposal") together with the supporting statement (the "Supporting Statement") attached hereto in Annex A included in the Company's proxy statement in connection with its 2007 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"). In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, the undersigned representative of the Fund hereby represents that (i) the Fund is record holder of at least $2,000 in market value of the Company's shares of Common Stock (as defined below) and has held such shares for the one-year period prior to the date hereof, and (ii) the Fund intends to hold such shares through the date of the Annual Meeting.

      The name and address of the Fund as it appears in the Company's stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The Fund is the record and beneficial owner of 100 shares of common stock, $1 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 412,282 shares of Common Stock (such 412,382 shares representing approximately .85% of the outstanding shares of Common Stock). Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. The undersigned, Thomas R. Hudson Jr., is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, each an investment fund (collectively with the Fund, the "Funds"), which are the beneficial owners, respectively, of 3,542,112 shares of Common Stock (approximately 7.30% of the outstanding shares), and 163,836 shares of Common Stock (approximately .34% of the outstanding shares). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 4,118,330 shares of Common Stock (approximately 8.49% of the outstanding shares) that are collectively owned by the Funds. A representative of the Fund intends to appear in person or by proxy at the Annual Meeting to make the Proposal. The undersigned represents that the Fund intends to deliver a proxy statement or form of proxy to the holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the Proposal or otherwise to solicit proxies from shareholders in support of the Proposal.

      The Proposal and the Supporting Statement relate to the Fund's desire to have the Board of Directors of the Company hire an adviser to consider strategic alternatives that will enhance shareholder value. The Supporting Statement describes the Fund's reasons for making the Proposal at the Annual Meeting. The Fund has no interest in the Proposal to be brought before the Annual Meeting other than the interest which it shares in common with all other owners of Common Stock, namely, an interest in seeing the Company achieve financial prosperity and its participation through its shares of Common Stock in the creation of shareholder value.

      Please direct any questions regarding the information contained in this Notice to Robert G. Marks, Esq., McGuireWoods LLP, 1750 Tysons Boulevard, Suite 1800, McLean, Virginia 22102-4215, (703) 712-5061, and Theodore Altman, Esq., DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020-1104,
(212) 335-4560.


                                     Very truly yours,

                                     JOLLY ROGER FUND LP

                                     By: Pirate Capital LLC, its General Partner


                                     By:  /s/ Thomas R. Hudson Jr.
                                              Name:  Thomas R. Hudson Jr.
                                              Title: Manager

Cc:  Theodore Altman, Esq.
     Robert G. Marks, Esq.

Annex A
-------


Proposal and Supporting Statement
---------------------------------

Proposal regarding Increasing Shareholder Value

RESOLVED, that the shareholders of The Brink's Company recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of the Company or a "Dutch" tender offer for the Company's common stock.

Supporting Statement

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, is one of the largest beneficial owners (according to its public filings) of The Brink's Company ("BCO" or the "Company") and has been a long-term investor in BCO. We provide this supporting statement to encourage our fellow shareholders to vote FOR the proposal regarding increasing shareholder value and to thereby recommend that the Board and management of BCO take immediate steps to unlock long-term shareholder value by retaining a nationally recognized investment banking firm to explore extraordinary strategic alternatives such as a sale of the company or a Dutch tender offer for BCO's shares.

We believe that the market price of BCO shares fails to reflect (i) the value embedded in its two premier security businesses, (ii) its identifiable and valuable brand name and (iii) the stable cash flows generated by the Company. Based on our experience and evaluation of peer companies, we believe that BCO's share price has yet to be awarded a multiple that reflects BCO's value as a globally known, pure play security company with an attractive balance sheet and strong growth prospects.

We believe that retaining an investment bank to focus on broader strategic alternatives will reveal a number of significant value enhancing opportunities for the Company. We continue to be impressed by the current robust market for mergers and acquisitions and the appetite of private equity firms. We believe that a sale process for BCO could draw substantial interest from well capitalized strategic parties or financial buyers who are willing to pay a meaningful premium for a high quality business with strong cash flows. We believe this is a good time for a transaction because the healthy debt markets continue to support strong mergers and acquisitions activity.

PLEASE VOTE "FOR" THE PROPOSAL REGARDING INCREASING SHAREHOLDER VALUE.


[386 words]

                                    EXHIBIT E

                               JOLLY ROGER FUND LP
                                    4th Floor
                             200 Connecticut Avenue
                                Norwalk, CT 06854


November 21, 2006

VIA FACSIMILE (804.289.5760) & OVERNIGHT COURIER


The Brink's Company
1801 Bayberry Court
Richmond, Virginia  23226-8100
Attn: Corporate Secretary

      Re: DEMAND FOR RIGHT TO INSPECT BOOKS AND RECORDS PURSUANT TO SECTION 13.1-771 OF THE VIRGINIA STOCK CORPORATION ACT

Ladies and Gentleman:

Jolly Roger Fund LP, an investment fund (the "Fund"), is the record owner of 100 shares of common stock, $0.01 par value per share ("Common Stock"), of The Brink's Company (the "Company") and the beneficial owner of an additional 412,282 shares of Common Stock. The Fund has held such 100 shares for more than six months immediately preceding the date hereof. Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. Thomas R. Hudson Jr. is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, each an investment fund (collectively with the Fund, the "Funds"), which are the beneficial owners, respectively, of 3,542,112 and 163,836 shares of Common Stock. Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 4,118,330 shares of Common Stock (approximately 8.49% of outstanding shares) that are collectively owned by the Funds. The name and address of the Fund as we believe it to appear in the Company's stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. This is also the business address of Pirate Capital and of the Funds (c/o Pirate Capital).

Pursuant to subsections A and B of Section 13.1-771 of the Virginia Stock Corporation Act (the "VSCA"), as the record and beneficial owner of the shares of Common Stock stated above, the Fund hereby demands that it and its attorneys and agents be given, during regular business hours, the opportunity to inspect and copy the following books, records and documents of the Company:

      (a) A complete record or list of the shareholders of the Company, certified by the Company's transfer agent(s) and/or registrar(s), setting forth the name and address of, and the number, series and class of shares of stock of the Company held by, each shareholder as of the date hereof, and as of any record date established or to be established for the 2007 Annual Meeting of Shareholders of the Company, including any adjournments, postponements, reschedulings or continuations thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting");

      (b) Relating to the list of shareholders and all other information referred to in paragraph (a), a magnetic computer tape or other electronic medium containing such information, the computer processing data necessary for the Fund to make use of such information on magnetic computer tape or other electronic medium and a hard copy printout of such information in order of descending balance for verification purposes;

      (c) All daily transfer sheets showing changes in the names and addresses of the Company's shareholders and the number, series or class of shares of stock of the Company held by the Company's shareholders that are in or come into the possession of the Company or its transfer agent(s), or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trusts or their nominees from the date of the shareholder list referred to in paragraph
(a);

      (d) Any stop transfer lists or stop lists relating to any shares of stock of the Company and any additions, deletions, changes or corrections made thereto;

      (e) All information in or that comes into the Company's or its transfer agent(s)' or registrar(s)' possession or control or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names and addresses of and number, series and class of shares of stock of the Company held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including respondent bank lists, and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

      (f) All information in or that comes into the Company's possession or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names of the non-objecting beneficial owners of the stock of the Company pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, on magnetic computer tape or other electronic medium, such computer processing data as is necessary for the Fund to make use of such information on magnetic computer tape or other electronic medium, and a hard copy printout of such information in order of descending balance for verification purposes. If such information is not in the Company's possession, custody or control, such information should be requested from Automatic Data Processing - Investor Communications Services;

      (g) All lists on computer tapes or other electronic media and the relevant processing data and printouts (as described in paragraph (b) above) containing the name and address of and number, series and class of shares of stock of the Company attributable to any participant in any employee stock ownership plan, employee stock purchase plan or other employee compensation or benefit plan of the Company in which the decision to vote shares of stock of the Company held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the Fund or its agents may communicate with each such participant, as well as the name, affiliation and telephone number of the trustee or administrator of each such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either the trustee or administrator does not receive instructions or shares that are outstanding in the plan but are unallocated to any participant;

      (h) The Company's by-laws and all amendments then in effect; and

      (i) All proposals and nominees for directors that the Company will include in its proxy statement or otherwise plans to present to shareholders at the Annual Meeting.

The Fund demands that all changes, modifications, additions or deletions to any and all information referred to above be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

To the extent required by subsection C of Section 13.1-772 of the VSCA, the Fund will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production, reproduction and transmission of the information demanded.

The purpose of this demand is to enable the Fund and its affiliates to communicate with the Company's shareholders on matters relating to their interests as shareholders or beneficial owners with respect to a shareholder proposal set forth in the Fund's notice to the Company of even date herewith and, possibly, to facilitate and support a proxy solicitation of the Company's shareholders to elect one or more members of the board of directors of the Company, including the undersigned, which the Fund is contemplating but has not decided upon.

In accordance with subsection A of Section 13.1-772 of the VSCA, the Fund hereby designates and authorizes Robert G. Marks, Esq. of McGuireWoods LLP and any other persons designated by him or by the Fund, acting singularly or in any combination, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties no later than December 1, 2006.

Please advise the Fund's counsel, Robert G. Marks of McGuireWoods LLP, at (703) 712-5061, and Theodore Altman of DLA Piper US LLP, at (212) 335-4560, as promptly as practicable, when and where the items requested above will be made available to the Fund. If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the Fund immediately in writing, with copies to Robert G. Marks, Esq., McGuireWoods LLP, 1750 Tysons Boulevard, Suite 1800, McLean, Virginia 22102-4215, facsimile (703) 712-5267, and Theodore Altman, DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020-1104, facsimile (212) 884-8560, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, the Fund will assume that the Company agrees that this request complies in all respects with the requirements of the VSCA and all other relevant laws. The Fund reserves the right to withdraw or modify this request at any time.


                                    Very truly yours,


                                    JOLLY ROGER FUND LP
                                    By: Pirate Capital LLC, its General Partner


                                    By:  /s/ Thomas R. Hudson Jr.
                                         ------------------------
                                         Name: Thomas R. Hudson Jr.
                                         Title:   Manager





State of Connecticut  )
               )ss:
County of Fairfield   )

This instrument was acknowledged before me on November 21, 2006 by Thomas R. Hudson Jr. as Manager of Pirate Capital LLC, the General Partner of Jolly Roger Fund LP.


Notary Public     /s/ Stefanie Fletcher
                  ---------------------

My commission expires:  June 30, 2010

Cc:   Theodore Altman, Esq.
      Robert G. Marks, Esq.